PP 3/13

SECURITI 07003877 IISSION

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2007 WASH. D.C. 213

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westfield Bakerink Brozak, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16835 W. Bernardo Drive, Suite 203
(No. and Street)

San Diego, CA 92127
(City) (State) (Zip Code)

PROCESSED MAR 14 2007 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LaRae Bakerink (858) 592-9901
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MW

OATH OR AFFIRMATION

I, LaRae Bakerink, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westfield Bakerink Brozak, LLC, *(dba WBB Securities, LLC)* as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Executive Officer
Title



Notary Public


CHRIS VAN STELLE
Commission # 1684085
Notary Public - California
San Diego County
My Comm. Expires Aug 24, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Table of Contents

	Page
Independent Auditor's Report	1
Audited Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Other Financial Information:	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1	8
Independent Auditor's Supplementary Report on Internal Control Structure Required by Rule 17a-5	9-10

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Westfield Bakerink Brozak, LLC *(dba WBB Securities, LLC)*

We have audited the accompanying statement of financial condition of Westfield Bakerink Brozak, LLC *(dba WBB Securities, LLC)* as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westfield Bakerink Brozak, LLC at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 22, 2007
San Diego, California

Statement of Financial Condition

December 31, 2006

ASSETS

Cash and cash equivalents	$439,254
Receivable from clearing broker-dealer	69,002
Other receivables	34,368
Prepaid expenses and other	7,971
Property and equipment, less accumulated depreciation of $64,205	21,114
Total assets	$571,709

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$130,033
Members' equity	441,676
Total liabilities and members' equity	$571,709

See notes to financial statements.

Statement of Income

Year Ended December 31, 2006

Revenues	
Commissions	$1,684,399
Research fees	341,936
Interest	15,842
Other	71,754
Total revenues	2,113,931
Expenses	
Commissions	1,585,789
Compensation and benefits	241,187
Clearing charges	99,513
Taxes, licenses, and registrations	32,591
Rent and utilities	29,533
Supplies	24,347
Communication	21,208
Compliance	20,995
Information services	17,928
Outside services	14,074
Travel and entertainment	10,394
Depreciation	10,054
Other	28,391
Total expenses	2,136,004
Loss before income taxes	(22,073)
Income taxes	(7,300)
Net loss	$ (29,373)

See notes to financial statements.

Westfield Bakerink Brozak, LLC

(dba WBB Securities, LLC)

Statement of Changes in Members' Equity

Year Ended December 31, 2006

Balance, beginning of year	$471,049
Net loss	(29,373)
Balance, end of year	$441,676

See notes to financial statements.

Statement of Cash Flows

Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (29,373)
Adjustments to reconcile net loss to net cash from operating activities	
Depreciation	10,054
Changes in operating assets and liabilities	
Receivable from clearing broker-dealer	(23,382)
Other receivables	60,810
Prepaid expenses and other	4,893
Accounts payable and accrued liabilities	72,302
Net cash from operating activities	95,304
Cash flows from investing activities	
Capital expenditures	(20,347)
Increase in cash and cash equivalents	74,957
Cash and cash equivalents	
Beginning of year	364,297
End of year	$ 439,254
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ 7,300

See notes to financial statements.

Westfield Bakerink Brozak, LLC

(dba WBB Securities, LLC)

Notes to Financial Statements

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

The Company. Westfield Bakerink Brozak, LLC *(dba WBB Securities, LLC)* (the "Company") is a limited liability company under the laws of the State of California. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker dealer transacting securities transactions on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Property and Equipment. Property and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets (3 years).

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis.

Income Taxes. Income taxes, if any, are the liability of the individual members. Accordingly, income or losses pass through to the Company's members, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies.

Cash and Cash Equivalents. For purposes of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk. The company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2006 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. An allowance is established, as necessary, for potential credit losses.

2. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2006.

3. COMMITMENTS AND CONTINGENCIES

Operating Lease. The Company leases its facility under a long-term non-cancelable operating lease. Under this lease, the Company pays taxes, insurance, and maintenance expenses. Future minimum lease payments are as follows:

Year Ending December 31:

2007	$27,449

Settlement of Securities Transactions. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2006, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2006 was 0.34 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2006, the Company had net capital of $378,223 which was $278,223 in excess of the amount required by the SEC.

5. INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) and, accordingly, has no possession or control requirements.

6. COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required. Consequently, a reserve requirement was not calculated and a reconciliation to that calculation is not included herein.

*****

Westfield Bakerink Brozak, LLC

(dba WBB Securities, LLC)

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2006

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total members' equity	$441,676	$443,617	$(1,941)
Less non-allowable assets included in the following statement of financial condition captions			
Other receivables	34,368	34,368	-
Prepaid expenses and other	7,971	7,971	-
Property and equipment	21,114	23,055	1,941
Net capital	$378,223	$378,223	$ -
Total aggregate indebtedness included in the statement of financial condition	$130,033	$130,033	
Ratio of aggregate indebtedness to net capital	0.34	0.34	
Minimum net capital required	$100,000	$100,000	

Note: The differences result from an audit adjustment to accumulated depreciation.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Westfield Bakerink Brozak, LLC *(dba WBB Securities, LLC)*

In planning and performing our audit of the financial statements and supplementary schedules of Westfield Bakerink Brozak, LLC *(dba WBB Securities, LLC)* (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

February 22, 2007
San Diego, California

END